SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On April 25, 2017 a Special Meeting of Shareholders of Frost Kempner Multi-Cap Deep Value Equity Fund (the “Existing Fund”), a series of the Advisors’ Inner Circle Fund II, was held for the purpose of voting on the following Proposal:

Proposal 1: To approve an Agreement and Plan of Reorganization (the “Plan”) between the Existing Fund and Kempner Multi-Cap Deep Value Equity Fund (the “New Fund”), a new series of Ultimus Managers Trust, an open-end management investment company organized as an Ohio business trust, providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Existing Fund by the New Fund in exchange for Investor Class and Institutional Class shares of the New Fund, as applicable; (b) the distribution of such shares to the shareholders of the Existing Fund; and (c) the liquidation and termination of the Existing Fund (the “Reorganization”).

A total of 8,301,005.00 shares of the Fund were entitled to vote on the Proposal. A total of 4,150,502.50 shares constitute a quorum of voters for purposes of the Proposal. A total of 6,726,063.00 shares were voted, representing 81.03% of total shares.

Shareholders of record on February 28, 2017 voted to approve Reorganization. The votes cast with respect to Proposal 1 were as follows:

	Number of shares
	For	Against	Abstain
Proposal 1	6,726,063.00	0	0